UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: April 30, 2019

Commission file number 1- 33198
_________________________

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated April 30, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: April 30, 2019	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY OFFSHORE PARTNERS REPORTS
FIRST QUARTER 2019 RESULTS

•	Revenues of $336.6 million and net loss of $2.6 million, or ($0.03) per common unit

•	Adjusted net income attributable to the partners and preferred unitholders(1) of $29.5 million, or $0.05 per common unit (excluding items listed in Appendix B to this release)

•	Adjusted EBITDA(1) of $188.2 million

•	In April 2019, secured a new $414 million long-term debt facility to be used to finance four LNG-fueled Suezmax DP2 shuttle tanker newbuildings currently under construction

•	In April 2019, completed a $100 million refinancing of a long-term debt facility secured by the Piranema Spirit, Voyageur Spirit and Petrojarl Varg FPSO units

•	In late-January 2019, entered into a contract extension for the Piranema Spirit FPSO unit with Petrobras for up to three years from February 2019
Hamilton, Bermuda, April 30, 2019 - Teekay Offshore GP LLC (TOO GP), the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended March 31, 2019.
Consolidated Financial Summary

	Three Months Ended
	March 31,	December 31,	March 31,
(in thousands of U.S. Dollars, except per unit data)	2019	2018 (2)	2018
	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL RESULTS
Revenues	336,637	445,213	323,199
Net (loss) income	(2,598)	67,842	16,060
Limited partners' interest in net income (loss) per common unit - basic	(0.03)	0.14	0.04

NON-GAAP FINANCIAL RESULTS:
Adjusted EBITDA (1)	188,150	289,548	160,447
Adjusted net income attributable to the partners and preferred unitholders (1)	29,510	130,463	8,296
Limited partners' interest in adjusted net income per common unit (1)	0.05	0.30	0.00

(1)
These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)
Please refer to Appendices to the release announcing the results for the fourth quarter of 2018 attached as Exhibit 1 to the Form 6-K filed with the Securities and Exchange Commission on February 13, 2019, for a reconciliation of these non-GAAP measures to the most directly comparable financial measures under GAAP.

First Quarter of 2019 Compared to First Quarter of 2018
Revenues were $337 million in the first quarter of 2019, an increase of $14 million compared to $323 million in the same quarter of the prior year, primarily due to higher utilization in the Towage segment.

Net loss was $3 million for the first quarter of 2019 compared to net income of $16 million in the same quarter of the prior year, as an increase in operating income of $63 million (including the absence of a $28 million write-down of two shuttle tankers recognized in the first quarter of 2018) was more than offset by a $78 million increase in unrealized fair value losses on derivative instruments, primarily related to a decrease in interest rates.

Teekay Offshore Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekayoffshore.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Non-GAAP Adjusted EBITDA was $188 million in the first quarter of 2019, an increase of $28 million compared to $160 million in the first quarter of 2018, primarily due to higher earnings in all six of the Partnership's operating segments, particularly in the Towage and Shuttle Tanker segments, with earnings of $10 million and $9 million, respectively.

Non-GAAP Adjusted Net Income was $30 million for the first quarter of 2019, an increase of $21 million compared to the same quarter in the prior year, due to higher Adjusted EBITDA as well as a decrease in depreciation and amortization of $5 million, partially offset by an increase in interest expense of $11 million.

First Quarter of 2019 Compared to Fourth Quarter of 2018
Revenues and net income decreased by $109 and $70 million, respectively, in the first quarter of 2019, compared to the prior quarter, primarily due to $91 million of revenue recorded in the fourth quarter of 2018 relating to a positive settlement with Petrobras and a $6 million decrease in the amortization of non-cash deferred revenue relating to the Piranema Spirit FPSO unit. The impact of these items on net income was partially offset by the absence of a $19 million write-down of the HiLoad DP unit recognized in the prior quarter and a $7 million decrease in unrealized fair value losses on derivative instruments.

Non-GAAP Adjusted EBITDA and Adjusted Net Income both decreased by $101 million for the first quarter of 2019, compared to the prior quarter, primarily due to the $91 million impact from the Petrobras settlement and the $6 million decrease in the amortization of non-cash deferred revenue relating to the Piranema Spirit FPSO unit, as well as an additional $8 million decrease in Adjusted EBITDA in the FPSO segment, partially offset by a $5 million increase in Adjusted EBITDA in the Towage segment.

Please refer to “Operating Results” for additional information on variances by segment and Appendices A and B for reconciliations between GAAP net (loss) income and non-GAAP Adjusted EBITDA and Adjusted Net Income, respectively.

CEO Commentary

“We are pleased to announce another solid operational quarter with Adjusted EBITDA of $188 million. Excluding the Petrobras settlement last quarter and a non-cash FPSO revenue item, this is nearly in-line with the very strong Adjusted EBITDA for the fourth quarter of 2018. We are particularly encouraged by the improved results within the Towage segment, on the back of high fleet utilization this quarter. Compared to the first quarter of 2018, our Adjusted EBITDA improved by $28 million, with increases in all six operating segments,” commented Ingvild Sæther, President and CEO of Teekay Offshore Group Ltd.

“We continue to work closely with Alpha Petroleum in their attempt to complete the financing of the development of the U.K. Cheviot field which remains a pre-condition to effect the new charter contract for the redeployment of the Petrojarl Varg FPSO. We expect a decision to be made in the second quarter of 2019.”

Ms. Sæther added, "It has been a busy quarter on the financing side, and we were pleased to announce the long-term financing of the first four shuttle tanker newbuildings at competitive terms and backed by a combination of ECAs and commercial banks. We are also making good progress on the financing of the two remaining newbuildings. In addition, in the second quarter of 2019, we expect to close a refinancing of the ShuttleCo revolving credit facility offering improved terms, especially in relation to debt amortization that we expect will be reduced from $100 million to $54 million per year."

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Summary of Recent Events
Financing Initiatives
In April 2019, the Partnership secured a new $414 million long-term debt facility to be used to finance four LNG-fueled Suezmax DP2 shuttle tanker newbuildings. Upon anticipated delivery in 2019 and 2020, two of the vessels will commence operations under the Partnership’s master agreement with Equinor, while the remaining two vessels will join the Partnership’s contract of affreightment (CoA) shuttle tanker portfolio in the North Sea. The new facility is funded and guaranteed by both Canadian and Norwegian export credit agencies, and commercial banks and bears interest at LIBOR plus a margin of 225 basis points, and has a tenor for up to 12 years from the delivery date of each vessel and a blended repayment profile of 18 years.

In late-April 2019, the Partnership closed a $100 million refinancing of the Piranema Spirit, Voyageur Spirit and Petrojarl Varg FPSO units. The previous credit facility matured at the same time with a balloon payment of $35 million. The new revolving credit facility bears interest at LIBOR plus a margin of 300 basis points and reduces to $45 million over three years, reflecting the relative short current contract backlog for these FPSO units.

FSO Unit Sale
In April 2019, the Partnership completed the sale of the Pattani Spirit FSO unit for total proceeds of approximately $16 million. The Partnership expects to record a gain on sale of approximately $11 million during the second quarter of 2019. There was no outstanding debt facility relating to this unit.

Shuttle Tanker Sales
In April 2019, the Partnership delivered the 1998-built Alexita Spirit shuttle tanker and the 2001-built Nordic Spirit shuttle tanker to their respective buyers for total proceeds of approximately $9 million per vessel. The Partnership expects to record a gain on the sale of approximately $1 million per vessel in the second quarter of 2019.

FPSO Unit Contract Extension
In January 2019, the Partnership secured a contract extension with Petrobras to extend the employment of the Piranema Spirit FPSO unit on the Brazilian field. The contract extension commenced in February 2019 for a period of three years and includes customer termination rights with 10 months' advance notice.

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Operating Results
The commentary below compares certain results of our operating segments for the three months ended March 31, 2019 to the same period of the prior year, unless otherwise noted.
FPSO Segment

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	136,560	143,651	134,238
Adjusted EBITDA	94,420	108,543	91,297
Adjusted EBITDA (including Adjusted EBITDA of equity-accounted vessels) increased by $3 million primarily due to: $13 million from the commencement of operations of the Petrojarl I FPSO unit in May 2018; and $12 million from the accelerated amortization of non-cash deferred revenue relating to the Piranema Spirit FPSO unit; partially offset by a decrease of $21 million due to the Piranema Spirit, Voyageur Spirit and Rio das Ostras FPSO units contract extensions, as charter rates were lower than the original contracts.

Adjusted EBITDA decreased by $14 million compared to the three months ended December 31, 2018 primarily due to: the $6 million decrease in the accelerated amortization of non-cash deferred revenue relating to the Piranema Spirit FPSO unit and $5 million from the timing of maintenance bonuses related to equity-accounted FPSO units.

Shuttle Tanker Segment

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	137,337	206,212	143,856
Adjusted EBITDA	67,337	124,038	58,248
Adjusted EBITDA increased by $9 million primarily due to: an increase of $4 million from the Nordic Brasilia and Nordic Rio operating in the conventional tanker market during the first quarter of 2019 after their redelivery in 2017 and the vessels undergoing subsequent repairs and maintenance during the first quarter of 2018; $3 million due to the timing of dry-docking of vessels and $2 million of lower vessel operating expenses.
Adjusted EBITDA decreased by $57 million compared to the three months ended December 31, 2018, primarily due to $55 million of revenues related to the positive settlement with Petrobras recorded in the prior quarter.
FSO Segment

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	34,654	36,734	33,397
Adjusted EBITDA	23,335	25,508	21,465
Adjusted EBITDA increased by $2 million primarily due to a provision recorded for a settlement with the charterer of the Dampier Spirit FSO unit in the first quarter of 2018.

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UMS Segment

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	1,622	36,536	—
Adjusted EBITDA	1,316	35,011	(2,661)
Adjusted EBITDA increased by $4 million primarily due to a $3 million insurance settlement received in the first quarter of 2019.

Adjusted EBITDA decreased by $34 million compared to the three months ended December 31, 2018, primarily due $37 million of revenues related to the positive settlement with Petrobras recorded in the prior quarter.
Towage Segment

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	21,986	15,252	7,611
Adjusted EBITDA	4,120	(1,202)	(5,391)
Adjusted EBITDA increased by $10 million primarily due to an increase in the utilization of the towage fleet to 96% from 47%.

Conventional Tanker Segment

	Three Months Ended
	March 31,	December 31,	March 31,
	2019	2018	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	4,478	6,828	5,017
Adjusted EBITDA	(1,203)	(880)	(2,509)
Adjusted EBITDA of ($1) million improved by $1 million. The time-charter-in contracts for these two conventional tankers expired in March 2019 and April 2019, respectively, and the vessels were returned to their owners. The Partnership no longer has activity in the conventional tanker segment.

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Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of April 30, 2019. In comparison to the previously-reported fleet table in the release for the fourth quarter of 2018, Teekay Offshore's fleet has decreased due to the redelivery of the two in-chartered conventional tankers in March and April 2019, respectively, and the sale of the Alexita Spirit and the Nordic Spirit shuttle tankers and the Pattani Spirit FSO unit in April 2019.

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings		Total
FPSO Segment	8	(i)	—	—		8
Shuttle Tanker Segment	25	(ii)	2	6	(iii)	33
FSO Segment	5		—	—		5
UMS Segment	1		—	—		1
Towage Segment	10		—	—		10
Conventional Segment	—		—	—		—
Total	49		2	6		57

(i)	Includes two FPSO units, the Cidade de Itajai and Pioneiro de Libra, in which Teekay Offshore’s ownership interest is 50 percent.

(ii)	Includes four shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and one HiLoad DP unit.

(iii)
Includes six DP2 shuttle tanker newbuildings scheduled for delivery in late-2019 through early-2021, two of which will operate under Teekay Offshore's master agreement with Equinor and four of which will join Teekay Offshore's CoA portfolio in the North Sea.

Liquidity Update

As of March 31, 2019, the Partnership had total liquidity of $183 million, a decrease of $42 million compared to December 31, 2018. The decrease in liquidity is primarily due to a delay in the expected refinancing of the Partnership's FPSO revolving credit facility. This FPSO revolving credit facility refinancing closed in late-April 2019 and added approximately $65 million of liquidity to the Partnership.

Conference Call

The Partnership plans to host a conference call on Tuesday, April 30, 2019 at 12:00 p.m. (ET) to discuss the results for the first quarter of 2019. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-800-667-5617 or +1 (647) 490-5367, if outside North America, and quoting conference ID code 6062087

•	By accessing the webcast, which will be available on Teekay Offshore's website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying First Quarter 2019 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among others: the timing and certainty of the effectiveness of the agreement with Alpha to develop the Cheviot field, including satisfaction by Alpha of the financing and other conditions precedent to its effectiveness, which conditions remain out of our control; the anticipated financing for two newbuilds; the closing and timing of the expected refinancing of the ShuttleCo revolving credit facility, and the expected related reduction in debt amortization; the expected recording of gains on sales of the Pattani Spirit FSO unit and Alexita Spirit shuttle tanker; the timing of shuttle tanker newbuilding deliveries and the commencement of related contracts; and the effect of recently completed financing transactions on the Partnership’s future debt maturity profile. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth, particularly in or related to North Sea, Brazil and East Coast of Canada offshore fields; shipyard delivery delays and cost overruns; delays in the commencement of charter contracts; the Partnership’s ability to collect the amounts due under the settlement agreement with Petrobras; the ability of Alpha to satisfy all of the conditions precedent relating to the contract with Alpha, including obtaining required funding for the project and the timing of any such satisfaction; the outcome of discussions and negotiations relating to financing transactions and the terms of the related credit facilities; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2018. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is a leading international midstream services provider to the offshore oil production industry, primarily focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore has consolidated assets of approximately $5.2 billion, comprised of 57 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers (including six newbuildings), floating storage and offtake (FSO) units, long-distance towing and offshore installation vessels and a unit for maintenance and safety (UMS). The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts. Brookfield Business Partners L.P. (NYSE:BBU)(TSX:BBU.UN), together with its institutional partners (collectively Brookfield), and Teekay Corporation (NYSE:TK) own 51 percent and 49 percent, respectively, of Teekay Offshore’s general partner.

Teekay Offshore's common units and preferred units trade on the New York Stock Exchange under the symbols "TOO", "TOO PR A", "TOO PR B" and "TOO PR E", respectively.

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

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Teekay Offshore Partners L.P.
Summary Consolidated Statements of (Loss) Income

	Three Months Ended
	March 31,	December 31,	March 31,
(in thousands of U.S. Dollars, except per unit data)	2019	2018	2018
	(unaudited)	(unaudited)	(unaudited)

Revenues	336,637	445,213	323,199

Voyage expenses	(34,066)	(39,402)	(35,006)
Vessel operating expenses	(101,219)	(108,592)	(115,382)
Time-charter hire expenses	(12,453)	(13,281)	(12,727)
Depreciation and amortization	(89,466)	(91,023)	(94,304)
General and administrative	(16,992)	(14,335)	(17,786)
(Write-down) and gain on sale of vessels	—	(16,414)	(28,496)
Restructuring recovery	—	379	—
Operating income	82,441	162,545	19,498

Interest expense	(52,414)	(53,424)	(41,573)
Interest income	1,070	1,215	658
Realized and unrealized (loss) gain
on derivative instruments	(31,390)	(40,465)	34,450
Equity income	886	5,237	13,998
Foreign currency exchange loss	(568)	(3,344)	(1,943)
Other expense - net	(354)	(40)	(3,270)
(Loss) income before income tax expense	(329)	71,724	21,818
Income tax expense	(2,269)	(3,882)	(5,758)
Net (loss) income	(2,598)	67,842	16,060

Non-controlling interests in net (loss) income	285	1,476	(7,859)
Preferred unitholders' interest in net (loss) income	8,038	8,038	7,370
General partner’s interest in net (loss) income	(83)	443	126
Limited partners’ interest in net (loss) income	(10,838)	57,885	16,423
Limited partner's interest in net (loss) income for
basic net (loss) income per common unit	(10,838)	57,885	16,423
Limited partner's interest in net (loss) income
per common unit
- basic	(0.03)	0.14	0.04
- diluted	(0.03)	0.12	0.03
Weighted-average number of common units:
- basic	410,342,692	410,314,977	410,101,480
- diluted	410,342,692	475,565,613	475,447,576
Total number of common units outstanding
at end of period	410,400,988	410,314,977	410,260,795

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Teekay Offshore Partners L.P.
Consolidated Balance Sheets

	As at	As at
	March 31, 2019	December 31, 2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	182,791	225,040
Restricted cash	6,349	8,540
Accounts receivable	122,083	141,903
Vessels held for sale	20,027	12,528
Prepaid expenses	30,062	32,199
Due from related parties	39,118	58,885
Other current assets	9,506	11,879
Total current assets	409,936	490,974

Vessels and equipment
At cost, less accumulated depreciation	4,103,831	4,196,909
Advances on newbuilding contracts	140,553	73,713
Investment in equity accounted joint ventures	213,047	212,202
Deferred tax asset	8,746	9,168
Due from related parties	954	949
Other assets	214,943	198,992
Goodwill	129,145	129,145
Total assets	5,221,155	5,312,052

LIABILITIES AND EQUITY
Current
Accounts payable	10,990	16,423
Accrued liabilities	108,577	129,896
Deferred revenues	59,325	55,750
Due to related parties	167,292	183,795
Current portion of derivative instruments	18,245	23,290
Current portion of long-term debt	480,484	554,336
Other current liabilities	10,002	15,062
Total current liabilities	854,915	978,552

Long-term debt	2,561,154	2,543,406
Derivative instruments	120,103	94,354
Other long-term liabilities	238,049	236,616
Total liabilities	3,774,221	3,852,928

Equity
Limited partners - common units	873,126	883,090
Limited partners - preferred units	384,274	384,274
General Partner	14,969	15,055
Warrants	132,225	132,225
Accumulated other comprehensive income	7,187	7,361
Non-controlling interests	35,153	37,119
Total equity	1,446,934	1,459,124
Total liabilities and total equity	5,221,155	5,312,052

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Teekay Offshore Partners L.P.
Consolidated Statements of Cash Flows

	Three Months Ended
	March 31, 2019	March 31, 2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	(2,598)	16,060
Adjustments to reconcile net (loss) income to net operating cash flow:
Unrealized loss (gain) on derivative instruments	27,243	(57,313)
Equity income	(886)	(13,998)
Depreciation and amortization	89,466	94,304
Write-down of vessels	—	28,496
Deferred income tax expense	570	4,222
Amortization of in-process revenue contracts	(15,062)	(3,142)
Direct financing lease payments received	303	—
Expenditures for dry docking	(3,184)	(4,650)
Other	(3,672)	4,237
Change in non-cash working capital items related to operating activities	6,382	(38,989)
Net operating cash flow	98,562	29,227
FINANCING ACTIVITIES
Proceeds from long-term debt	40,356	156,520
Scheduled repayments of long-term debt and settlement of related swaps	(104,441)	(134,846)
Prepayments of long-term debt	—	(40,000)
Debt issuance costs	—	(6,264)
Proceeds from issuance of preferred units	—	120,000
Expenses relating to equity offerings	—	(3,997)
Cash distributions paid by the Partnership	(8,038)	(9,506)
Cash distributions paid by subsidiaries to non-controlling interests	(2,251)	—
Other	(614)	(457)
Net financing cash flow	(74,988)	81,450
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts and conversion costs	(68,014)	(145,801)
Direct financing lease payments received	—	1,282
Acquisition of companies from Teekay Corporation (net of cash acquired of $26.6 million)	—	25,254
Net investing cash flow	(68,014)	(119,265)
Decrease in cash, cash equivalents and restricted cash	(44,440)	(8,588)
Cash, cash equivalents and restricted cash, beginning of the period	233,580	250,294
Cash, cash equivalents and restricted cash, end of the period	189,140	241,706

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Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission (SEC). These non-GAAP financial measures, including Consolidated Adjusted EBITDA, Adjusted EBITDA and Adjusted Net Income, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.

Non-GAAP Financial Measures

Consolidated Adjusted EBITDA represents net (loss) income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, gains or losses on the sale of vessels, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, losses on debt repurchases, and certain other income or expenses. Consolidated Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense, and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA also excludes equity income as the Partnership does not control its equity-accounted investments, and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted investments is retained within the entity in which the Partnership holds the equity-accounted investment or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of any such distributions to the Partnership and other owners.

Adjusted EBITDA represents Consolidated Adjusted EBITDA further adjusted to include the Partnership's proportionate share of consolidated adjusted EBITDA from its equity-accounted joint ventures and to exclude the non-controlling interests' proportionate share of the consolidated adjusted EBITDA from the Partnership's consolidated joint ventures. Readers are cautioned when using Adjusted EBITDA as a liquidity measure as the amount contributed from Adjusted EBITDA from the equity-accounted investments may not be available or distributed to the Partnership in the periods such Adjusted EBITDA is generated by the equity-accounted investments. Please refer to Appendices A and C of this release for reconciliations of Adjusted EBITDA to net (loss) income and equity income, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net Income represents net (loss) income adjusted to exclude the impact of certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance consistent with the calculation of Adjusted EBITDA. Adjusted Net Income includes realized gains or losses on interest rate swaps as an element of interest expense and excludes income tax expenses or recoveries from changes in valuation allowance or uncertain tax provisions. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

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Teekay Offshore Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA

	Three Months Ended
	March 31,
	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)

Net (loss) income	(2,598)	16,060
Depreciation and amortization	89,466	94,304
Interest expense, net of interest income	51,344	40,915
Income tax expense	2,269	5,758
EBITDA	140,481	157,037
Add (subtract) specific income statement items affecting EBITDA:
Write-down and (gain) on sale of vessels	—	28,496
Realized and unrealized loss (gain) on derivative instruments	31,390	(34,450)
Equity income	(886)	(13,998)
Foreign currency exchange loss	568	1,943
Other expense - net	354	3,270
Realized (loss) gain on foreign currency forward contracts	(1,175)	620
Total adjustments	30,251	(14,119)
Consolidated Adjusted EBITDA	170,732	142,918
Add: Adjusted EBITDA from equity-accounted vessels (See Appendix C)	20,796	21,929
Less: Adjusted EBITDA attributable to non-controlling interests (1)	(3,378)	(4,400)
Adjusted EBITDA	188,150	160,447

(1)	Adjusted EBITDA attributable to non-controlling interests is summarized in the table below.

	Three Months Ended
	March 31,
	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)
Net income (loss) attributable to non-controlling interests	285	(7,859)
Depreciation and amortization	2,684	4,564
Interest expense, net of interest income	412	577
EBITDA attributable to non-controlling interests	3,381	(2,718)
Add (subtract) specific income statement items affecting EBITDA:
(Gain) on sale and write-down of vessels	—	7,096
Foreign exchange (gain) loss	(3)	22
Total adjustments	(3)	7,118
Adjusted EBITDA attributable to non-controlling interests	3,378	4,400

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Teekay Offshore Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income

	Three Months Ended
	March 31, 2019	March 31, 2018
(in thousands of U.S. Dollars, except per unit data)	(unaudited)	(unaudited)
Net (loss) income	(2,598)	16,060
Adjustments:
Net income (loss) attributable to non-controlling interests	285	(7,859)
Net (loss) income attributable to the partners and preferred unitholders	(2,883)	23,919
Add (subtract) specific items affecting net income (loss):
Write-down and (gain) on sale of vessels	—	28,496
Unrealized loss (gain) on derivative instruments	27,243	(50,975)
Realized loss on interest rate swap amendments	—	10,000
Foreign currency exchange loss (1)	132	650
Other expense - net	354	3,270
Deferred income tax expense relating to Norwegian tax structure	434	4,674
Other adjustments (2)	—	812
Adjustments related to equity-accounted vessels (3)	4,233	(5,432)
Adjustments related to non-controlling interests (4)	(3)	(7,118)
Total adjustments	32,393	(15,623)
Adjusted net income attributable to the partners and preferred unitholders	29,510	8,296
Preferred unitholders' interest in adjusted net income	8,038	7,370
General Partner's interest in adjusted net income	163	7
Limited partners' interest in adjusted net income	21,309	919
Limited partners' interest in adjusted net income per common unit, basic	0.05	0.00
Weighted-average number of common units outstanding, basic	410,342,692	410,101,480

(1)
Foreign currency exchange loss (gain) primarily relates to the Partnership's revaluation of all foreign currency-denominated assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gain or loss related to the Partnership's cross-currency swaps related to the Partnership's Norwegian Krone (NOK) bonds, and excludes the realized gain or loss relating to the Partnership's cross-currency swaps and NOK bonds.

(2)
Other adjustments primarily reflects voyage expenses, vessel operating expense, depreciation and amortization expense, general and administrative expenses relating to the Petrojarl I FPSO unit while undergoing upgrades.

(3)
Reflects the Partnership's proportionate share of specific items affecting the net income of the Cidade de Itajai FPSO unit and Pioneiro de Libra FPSO unit equity-accounted joint ventures, including the unrealized gain or loss on derivative instruments and the foreign exchange gain or loss.

(4)
Items affecting net (loss) income include amounts attributable to the Partnership’s consolidated non-wholly-owned subsidiaries. Each item affecting net (loss) income is analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The adjustments relate to the gain on sale or write-down of vessels and foreign currency exchange gain or loss within the Partnership's consolidated non-wholly-owned subsidiaries.

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Teekay Offshore Partners L.P.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA From Equity-Accounted Vessels

	Three Months Ended		Three Months Ended
	March 31, 2019		March 31, 2018
(in thousands of U.S. Dollars)	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	59,725	29,863	59,657	29,829
Vessel and other operating expenses	(18,133)	(9,067)	(15,800)	(7,900)
Depreciation and amortization	(17,170)	(8,584)	(14,726)	(7,363)
Operating income of equity-accounted vessels	24,422	12,212	29,131	14,566
Net interest expense (1)	(12,080)	(6,040)	(1,519)	(760)
Realized and unrealized (loss) gain on derivative instruments (2)	(10,265)	(5,133)	1,368	684
Foreign currency exchange loss	(2)	(1)	(656)	(328)
Total other items	(22,347)	(11,174)	(807)	(404)
Net income / equity income of equity-accounted vessels before income tax expense	2,075	1,038	28,324	14,162
Income tax expense	(304)	(152)	(327)	(164)
Net income / equity income of equity-accounted vessels	1,771	886	27,997	13,998
Depreciation and amortization	17,170	8,584	14,726	7,363
Net interest expense (1)	12,080	6,040	1,519	760
Income tax expense	304	152	327	164
EBITDA	31,325	15,662	44,569	22,285
Add (subtract) specific items affecting EBITDA:
Realized and unrealized loss (gain) on derivative instruments (2)	10,265	5,133	(1,368)	(684)
Foreign currency exchange loss	2	1	656	328
Adjusted EBITDA from equity-accounted vessels	41,592	20,796	43,857	21,929

(1)
Net interest expense for the three months ended March 31, 2018 includes an unrealized gain of $9.7 million ($4.9 million at the Partnership's 50% share) and a realized loss of $1.1 million ($0.6 million at the Partnership's 50% share) related to interest rate swaps designated and qualifying as cash flow hedges for the Pioneiro de Libra FPSO unit.

(2)
Realized and unrealized (loss) gain on derivative instruments includes an unrealized loss of $8.5 million ($4.2 million at the Partnership’s 50% share) for the three months ended March 31, 2019 related to interest rate swaps for the Cidade de Itajai and Pioneiro de Libra FPSO units and an unrealized gain of $1.8 million ($0.9 million at the Partnership’s 50% share) for the three months ended March 31, 2018 related to interest rate swaps for the Cidade de Itajai FPSO unit.

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